I.  Interim Consolidated Financial Statements and Other Information
    1.  Interim Consolidated Financial Statements
        (1) Interim Consolidated Balance Sheets


--------------------------------------------------------------------------------------------------------------------
                                                    FY2005 interim        FY2006 interim             FY2005
                                                 (As of September 30,  (As of September 30,
                                                        2005)                 2006)         (As of March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
                                                  Amount   Percentage   Amount   Percentage   Amount    Percentage
                                                    (in                   (in                   (in
                                                  million               million               million
                                         Notes     yen)        (%)       yen)        (%)       yen)        (%)
--------------------------------------------------------------------------------------------------------------------

               (Assets)
   Cash and cash equivalents                      135,226               163,635               157,925

   Trade receivable, net                 Note 3    59,038                67,336                69,567

   Inventories                           Note 4    34,471                27,040                29,911

   Deferred tax assets                             15,329                12,471                13,708

   Other current assets                             4,156                 2,626                 4,522
                                                ------------          ------------          ------------

       Total current assets                       248,220       77.6    273,108       78.7    275,633       78.6

   Investment securities                 Note 6     7,687        2.4     11,423        3.3     12,273        3.5

   Property, plant and equipment, net    Note 5,   51,423       16.1     50,002       14.4     50,793       14.5
                                           10
   Deferred tax assets                              7,629        2.4      7,783        2.2      7,378        2.1

   Intangible assets, net                           2,930        0.9      2,973        0.9      2,858        0.8

   Other assets                                     2,180        0.6      1,800        0.5      1,841        0.5
                                                ------------          ------------          ------------
      Total assets                                320,069      100.0    347,089      100.0    350,776      100.0
                                                ------------          ------------          ------------


--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                    FY2005 interim        FY2006 interim            FY2005

                                                 (As of September 30,  (As of September 30,
                                                        2005)                 2006)         (As of March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
                                                  Amount   Percentage   Amount   Percentage    Amount   Percentage
                                                    (in                   (in                   (in
                                                  million               million                million
                                         Notes     yen)        (%)       yen)        (%)        yen)        (%)
--------------------------------------------------------------------------------------------------------------------

             (Liabilities)
   Current portion of long-term debt     Note 10   20,047                    10                     30

   Trade accounts payable                          29,577                22,915                 32,584

   Income taxes payable                             9,110                10,831                 19,970

   Accrued expenses                                11,039                11,780                 12,781

   Accrued warranty expenses                        4,180                 4,373                  4,776

   Deferred revenue                                 4,654                   620                  2,979

   Other current liabilities                        2,923                 2,912                  3,625
                                                ------------          ------------          -------------
     Total current liabilities                     81,530       25.5     53,441       15.4      76,745       21.9

   Long-term debt, excluding current     Note 10       15        0.0          5        0.0          10        0.0
   portion

   Accrued pension and severance cost              12,361        3.9     11,420        3.3      12,292        3.5

   Other liabilities                                3,561        1.1      3,550        1.0       3,802        1.1
                                                ------------          ------------          -------------
     Total liabilities                             97,467       30.5     68,416       19.7      92,849       26.5

                                                ------------          ------------          -------------

         (Stockholders' equity)

   Common stock                                    32,363       10.1     32,363        9.3      32,363        9.2

   Capital surplus                       Note 2    36,018       11.3     37,702       10.9      37,147       10.6
                                          (o)
   Retained earnings                              222,213       69.4    262,875       75.7     245,090       69.9

   Accumulated other comprehensive       Note 6,   (2,865)      (0.9)     1,757        0.5       1,344        0.3
   income (loss)                           11

   Treasury stock                                 (65,127)     (20.4)   (56,024)     (16.1)    (58,017)     (16.5)
                                                ------------          ------------          -------------

     Total stockholders' equity                   222,602       69.5    278,673       80.3     257,927       73.5

                                                ------------          ------------          -------------
     Total liabilities and                        320,069      100.0    347,089      100.0     350,776      100.0
     stockholders' equity
                                                ------------          ------------          -------------

--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                         Notes      FY2005 interim        FY2006 interim             FY2005
                                                 (As of September 30,  (As of September 30,  (As of March 31, 2006)
                                                        2005)                  2006)
--------------------------------------------------------------------------------------------------------------------

   Supplemental data for
   stockholders' equity

     Common stock-Authorized            Note 16  440,000,000  shares    440,000,000  shares   440,000,000  shares

     Common stock-Issued                Note 16  199,566,770  shares    199,566,770  shares   199,566,770  shares

     Treasury stock                     Note 16   14,498,606  shares     12,468,808  shares    12,913,472  shares

--------------------------------------------------------------------------------------------------------------------

     (2) Interim Consolidated Statements of Income


--------------------------------------------------------------------------------------------------------------------
                                          FY2005 interim            FY2006 interim                FY2005

                                      (April 1, 2005 through    (April 1, 2006 through    (April 1, 2005 through
                                        September 30, 2005)      September 30, 2006)          March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
                               Notes         Amount   Percentage       Amount   Percentage      Amount    Percentage
                                               (in                       (in                     (in
                                             million                   million                  million
                                               yen)      (%)             yen)     (%)             yen)        (%)
--------------------------------------------------------------------------------------------------------------------
 Net sales                                   107,099    100.0          120,492    100.0          253,922     100.0

 Cost of sales                                51,714     48.3           55,493     46.1          121,429      47.8
                                            ----------                 ---------                 ---------

   Gross profit                               55,385     51.7           64,999     53.9          132,493      52.2

 Research and development                     12,877     12.0           14,121     11.7           26,927      10.6
 expenses

 Selling, general and         Note 2          19,848     18.5           18,679     15.5           41,108      16.2
 administrative expenses      (j,n,o)
                                            ----------                 ---------                 ---------

   Operating income                           22,660     21.2           32,199     26.7           64,458      25.4

 Other income (expense):

   Interest and dividends               715                      1,384                     1,760
   income

   Interest expense                    (205)                        (8)                     (290)

   Other                      Note    1,332    1,842      1.7      376   1,752      1.5    1,526   2,996       1.2
                               6, 7
                                     -----------------        ------------------        ------------------

   Income before income taxes                 24,502     22.9           33,951     28.2           67,454      26.6

 Income Taxes                                  9,888      9.3           11,747      9.8           26,080      10.3
                                            ----------                 ---------                 ---------

   Net income                                 14,614     13.6           22,204     18.4           41,374      16.3

                                            ----------                 ---------                 ---------


--------------------------------------------------------------------------------------------------------------------
                                          FY2005 interim            FY2006 interim                FY2005
                                      (April 1, 2005 through    (April 1, 2006 through    (April 1, 2005 through
                                        September 30, 2005)      September 30, 2006)          March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
                               Notes          Amount                    Amount                    Amount
                                             (in yen)                  (in yen)                  (in yen)
--------------------------------------------------------------------------------------------------------------------
    Net income per share      Note 14
    Basic                                           79.03                    118.79                     223.17
    Diluted                                         78.75                    118.03                     221.98

--------------------------------------------------------------------------------------------------------------------

     (3) Interim Consolidated Statements of Stockholders' Equity


--------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated
                                                                                 other
                                                     Capital     Retained     comprehensive Treasury
                                     Common Stock    surplus     earnings     income (loss)   stock       Total
--------------------------------------------------------------------------------------------------------------------
                                Notes   Amount       Amount       Amount       Amount       Amount       Amount
                                      (in million  (in million  (in million  (in million  (in million  (in million
                                         yen)         yen)         yen)         yen)         yen)         yen)
====================================================================================================================
  Balance at March 31, 2005                32,363       35,263      210,121       (4,878)     (66,120)     206,749
--------------------------------------------------------------------------------------------------------------------
  Comprehensive income

    Net income                                                       14,614                                 14,614

    Other comprehensive       Note
    income (loss)              6, 11

      Foreign currency
      translation
      adjustments                                                                  2,058                     2,058

      Net unrealized gains
      and losses on
      securities                                                                     (45)                      (45)

                                                                                                      --------------

    Total comprehensive                                                                                     16,627
    income
                                                                                                      --------------

  Cash dividends                                                     (2,311)                                (2,311)

  Stock option compensation   Note 2                       755                                                 755
  expense                       (o)

  Exercise of stock options                                                                     1,006        1,006
  and others

  Treasury stock purchased                                                                        (14)         (14)

  Treasury stock sold                                                  (211)                        1         (210)
--------------------------------------------------------------------------------------------------------------------

  Balance at September 30,                 32,363       36,018      222,213       (2,865)     (65,127)     222,602
  2005
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
  Balance at March 31, 2006                32,363       37,147      245,090        1,344      (58,017)     257,927
--------------------------------------------------------------------------------------------------------------------

  Comprehensive income

    Net income                                                       22,204                                 22,204

    Other comprehensive       Note
    income (loss)              6, 11

      Foreign currency
      translation
      adjustments                                                                    813                       813

      Net unrealized gains
      and losses on
      securities                                                                    (400)                     (400)
                                                                                                      --------------

    Total comprehensive                                                                                     22,617
    income
                                                                                                      --------------

  Cash dividends                                                     (4,200)                                (4,200)

  Stock option compensation   Note 2                       648                                                 648
  expense                       (o)

  Exercise of stock options                                (93)                                 2,004        1,911
  and others

  Treasury stock purchased                                                                        (18)         (18)

  Treasury stock sold                                                  (219)                        7         (212)
--------------------------------------------------------------------------------------------------------------------
  Balance at September 30,                 32,363       37,702      262,875        1,757      (56,024)     278,673
  2006
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated
                                                                                 other
                                                     Capital     Retained     comprehensive Treasury
                                     Common Stock    surplus     earnings     income (loss)   stock       Total
--------------------------------------------------------------------------------------------------------------------
                                        Amount       Amount       Amount       Amount       Amount       Amount
                                Notes (in million  (in million  (in million  (in million  (in million  (in million
                                         yen)         yen)         yen)         yen)         yen)         yen)
====================================================================================================================
  Balance at March 31, 2005                32,363       35,263      210,121       (4,878)     (66,120)     206,749
--------------------------------------------------------------------------------------------------------------------

  Comprehensive income

    Net income                                                       41,374                                 41,374

    Other comprehensive       Note
    income (loss)              6, 11

      Foreign currency
      translation
      adjustments                                                                  5,074                     5,074

      Net unrealized gains
      and losses on
      securities                                                                   1,148                     1,148
                                                                                                      --------------

    Total comprehensive
    income                                                                                                  47,596
                                                                                                      --------------

  Cash dividends                                                     (4,625)                                (4,625)

  Stock option compensation   Note 2                     1,884                                               1,884
  expense                       (o)

  Exercise of stock options                                                                     8,157        8,157
  and others

  Treasury stock purchased                                                                        (55)         (55)

  Treasury stock sold                                                (1,780)                        1       (1,779)
--------------------------------------------------------------------------------------------------------------------

  Balance at March 31, 2006                32,363       37,147      245,090        1,344      (58,017)     257,927
--------------------------------------------------------------------------------------------------------------------

     (4) Interim Consolidated Statements of Cash Flows


--------------------------------------------------------------------------------------------------------------------
                                               FY2005 interim         FY2006 interim               FY2005

                                           (April 1, 2005 through (April 1, 2006 through   (April 1, 2005 through
                                             September 30, 2005)    September 30, 2006)       March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
                                     Notes         Amount                 Amount                   Amount
                                              (in million yen)       (in million yen)         (in million yen)
--------------------------------------------------------------------------------------------------------------------
  I Cash flows from operating
    activities:

      Net income                                       14,614                 22,204                    41,374

      Adjustments to reconcile net
      income to net cash provided by
      operating activities:

        Depreciation and amortization                   3,962                  3,810                     8,275

        Deferred income taxes                            (679)                   915                     1,005

        Stock option compensation                         755                    648                     1,884
        expense

        Changes in assets and
        liabilities:

          Trade receivables                            (1,826)                 2,180                   (11,072)

          Inventories                                  (4,670)                 2,835                       108

          Trade accounts payable                        5,805                 (9,390)                    7,627

          Income taxes payable                          1,792                 (9,156)                   12,506

          Accrued expenses                             (2,864)                (1,013)                   (1,261)

          Accrued warranty expenses                        50                   (403)                      610

          Deferred revenue                              2,268                 (2,329)                      548

          Accrued pension and                            (243)                  (873)                     (329)
          severance cost

        Other                        Note 6            (2,166)                 2,763                    (1,795)
                                           -------------------------------------------------------------------------

        Net cash provided by                           16,798                 12,191                    59,480
        operating activities
                                           -------------------------------------------------------------------------

  II Cash flows from investing
     activities:

      Proceeds from sale of
      available-for-sale
      marketable securities                             2,964                     --                     2,977

      Purchases of marketable                              --                     --                    (2,256)
      securities

      Purchases of non-marketable                      (1,900)                    --                    (1,900)
      securities

      Proceeds from sale of                               190                     63                       258
      property, plant and equipment

      Purchases of intangible                            (238)                  (449)                     (523)
      assets

      Purchases of property, plant                     (3,776)                (4,105)                   (7,071)
      and equipment

      Other                                               (58)                   (33)                      (27)

                                           -------------------------------------------------------------------------

        Net cash used in investing                     (2,818)                (4,524)                   (8,542)
        activities
                                           -------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                               FY2005 interim         FY2006 interim               FY2005

                                           (April 1, 2005 through (April 1, 2006 through   (April 1, 2005 through
                                             September 30, 2005)    September 30, 2006)       March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
                                     Notes         Amount                 Amount                   Amount
                                              (in million yen)       (in million yen)         (in million yen)
--------------------------------------------------------------------------------------------------------------------

III  Cash flows from financing
     activities:

      Principal payments on                               (21)                   (25)                  (20,043)
      long-term debt

      Proceeds from sale of                               796                  1,698                     6,378
      treasury stock

      Payments to acquire treasury                        (12)                   (18)                      (57)
      stock

      Dividends paid                                   (2,307)                (4,193)                   (4,622)

      Other                                                13                     (4)                        8
                                           -------------------------------------------------------------------------

        Net cash used in financing                     (1,531)                (2,542)                  (18,336)
        activities
                                           -------------------------------------------------------------------------

IV   Net effect of exchange rate                        1,791                    585                     4,337
     changes on cash and cash
     equivalents
                                           -------------------------------------------------------------------------

V    Net change in cash and cash                       14,240                  5,710                    36,939
     equivalents

VI   Cash and cash equivalents at                     120,986                157,925                   120,986
     beginning of period
                                           -------------------------------------------------------------------------

VII  Cash and cash equivalents at                     135,226                163,635                   157,925
     end of period
--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                               FY2005 interim         FY2006 interim               FY2005

                                           (April 1, 2005 through (April 1, 2006 through   (April 1, 2005 through
                                             September 30, 2005)    September 30, 2006)       March 31, 2006)
--------------------------------------------------------------------------------------------------------------------

                                     Notes         Amount                 Amount                   Amount
                                              (in million yen)       (in million yen)         (in million yen)
--------------------------------------------------------------------------------------------------------------------

  Supplemental data:

     Cash paid during the interim
     period and the year for:

       Income taxes                                     8,004                 19,301                    12,096

       Interest                                           205                      9                       401

--------------------------------------------------------------------------------------------------------------------


                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements


(Note 1) Accounting Principles, Procedures and the Presentation of the Interim Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Interim Consolidated Financial Statements

     Advantest prepares these interim consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation required in the U.S. in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") statements, Statements of Financial Accounting Standards ("SFAS") and other relevant sources. Unconsolidated financial statements of Advantest Corporation and its subsidiaries are prepared in accordance with accounting principles generally accepted in their respective country of domicile. Certain adjustments and reclassifications have been incorporated into such financial statements to reconcile to accounting principles generally accepted in the U.S. ("U.S. GAAP").

(b) The Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

     Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) since FY2001. In connection with the registration on Form 20-F, Advantest prepares consolidated financial statements in accordance with U.S. GAAP.

(c)  Scope of Consolidation and Application of the Equity Method

     Advantest's interim consolidated financial statements include the accounts of Advantest Corporation and its majority-owned subsidiaries. Advantest is not involved with any variable interest entities as, defined by FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities". All significant intercompany balances and transactions have been eliminated in consolidation.

     The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

-------------------------------------------------------------------------------
                            FY2006 interim        FY2005
                          (As of September 30, As of March 31,      Increase
                                 2006)             2006)           (decrease)
-------------------------------------------------------------------------------
          Domestic                23                23                  0
          ---------------------------------------------------------------------
          Overseas                17                17                  0
          ---------------------------------------------------------------------
Consolidated subsidiaries         40                40                  0
-------------------------------------------------------------------------------
Equity method affiliates          --                --                 --
-------------------------------------------------------------------------------
Total                             40                40                  0
-------------------------------------------------------------------------------

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements


(d) Significant differences from the preparation of financial statements under Japanese GAAP

     Of the accounting principles, procedures and mode of presentation adopted by Advantest Corporation and its consolidated subsidiaries (collectively "Advantest"), the followings are the significant differences from the preparation of financial statements using the accounting principles, procedure and mode of presentation under Japanese GAAP:

     (i)   Scope of consolidation and application of the equity method
           The scope of consolidation and application of the equity method is determined based on percentage of voting rights. There is, however, no difference in results when compared to the situation where the scope is determined using the control criteria or influence criteria.

     (ii)  Appropriation of earnings
           Earnings appropriated for bonuses to directors are treated as selling, general and administrative expenses.

     (iii) Accounting for lease transactions
           Regarding significant lease transactions, property, plant and equipment and capital lease obligations are recognized if the lease is considered a capital lease under SFAS No. 13, "Accounting for Leases".

     (iv)  Allowance for compensated absences
           In accordance with SFAS No. 43, "Accounting for Compensated Absences", an allowance is provided for the right of employees to receive compensated absences in the future.

     (v)   Accrued pension and severance cost
           Accrued pension and severance cost is accounted for based on SFAS No. 87, "Employers' Accounting for Pensions" and minimum pension liability adjustments are appropriated based on accumulated benefit obligation.

     (vi)  Goodwill
           In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized, but instead is tested for impairment.

     (vii) Stock-based compensation
           In accordance with the fair value recognition provisions of SFAS No. 123 (revised 2004) ("SFAS No. 123R"), "Share Based Payment", stock-based compensation expense evaluated at fair value is recognized.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements


(Note 2) Description of Business and Summary of Significant Accounting Policies and Practices

     (a)  Description of Business

               The Company and subsidiaries (collectively "Advantest") manufacture and sell semiconductor and component test system product group and mechatronics-related product group such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

          Description of the business by segment is as follows:

               The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided by the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC semiconductors for non-memory semiconductor devices.

               The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

               The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

     (b)  Cash Equivalents

               Cash equivalents primarily consist of deposits and certificates of deposit with an initial maturity of three months or less from the date of purchase. Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements


     (c)  Allowance for Doubtful Accounts

               Advantest recognizes an allowance for doubtful accounts to ensure that trade receivables are not overstated due to uncollectability, which represents Advantest's best estimate of the amount of probable credit losses in Advantest's existing trade receivables. Advantest periodically reviews its estimated allowances for doubtful accounts taking into account the customer's payment history, assessing the customer's current financial position and considering other information that is publicly available and the customer's credit worthiness. Additional reviews are undertaken upon reports of significant changes in the financial condition of Advantest's significant customers and the semiconductor industry.

     (d)  Inventories

               Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

     (e)  Investments in Affiliated Companies

               Investments in affiliated companies owned 20% to 50%, where Advantest exercises significant influence over their operating and financial policies, are accounted for by the equity method. All significant intercompany profits from affiliates have been eliminated.

     (f)  Investment Securities

               Investment securities at September 30, 2005, September 30, 2006 and March 31, 2006 consist of marketable and non-marketable equity securities. Advantest classifies its marketable equity securities as available-for-sale.

               Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income
          (loss) until realized. A decline in the fair value of any available-for-sale security below cost that is deemed to be other than temporary results in an impairment loss. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned.

               On a continuous basis, Advantest evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at the date of evaluation compared to that of the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements


               The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the average cost method.

               Non-marketable investment securities are carried at cost. On a periodic basis, Advantest evaluates the investments for possible impairment. If the fair value of the investment securities is estimated to have declined and such decline is judged to be other than temporary, Advantest recognizes the impairment of the investment and the carrying value is reduced to its fair value. The impairment is charged to earnings and a new cost basis for the security is established.

     (g)  Derivative Financial Instruments

               Derivative financial instruments are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". SFAS No. 133, as amended, standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS No. 133, as amended, entities are required to carry all derivative instruments in the consolidated balance sheets at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

               Advantest uses foreign exchange forward contracts to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables. However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133.

               Foreign exchange forward contracts generally have maturities of several months. These contracts are used to reduce Advantest's risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange forward contracts are recognized in earnings under the caption of other income (expense).

               Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of speculation.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements


     (h)  Property, Plant and Equipment

               Property, plant and equipment is stated at cost.

               Depreciation is computed principally using the declining-balance method except for buildings for the Company and its domestic subsidiaries and the straight-line method over estimated useful lives of the assets for foreign subsidiaries. Buildings are principally depreciated using the straight-line method over their estimated useful lives. The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for furniture and fixtures.

     (i)  Intangible Assets and Other Assets

               Intangible assets principally consist of licenses, goodwill and computer software for internal-use. Other assets consist of investments (other than investment securities), security deposits and prepaid expenses, of which no one individual item was material to the consolidated financial statements of Advantest.

               Advantest capitalizes certain costs incurred to purchase or develop software for internal-use. Costs incurred to develop software for internal-use are expensed as incurred during the preliminary project stage, which includes costs for making strategic decisions about the project, determining performance and system requirements and vendor demonstration cost. Costs incurred subsequent to the preliminary project stage through implementation are capitalized. Advantest also expenses costs incurred for internal-use software projects in the post implementation stage such as costs for training and maintenance.

               Costs incurred to develop software to be included with and sold as part of the Company's Semiconductor Test Systems are generally capitalized subsequent to the attainment of technological feasibility until shipment of software in accordance with the provisions of SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". Costs incurred subsequently are expensed as incurred. Costs incurred prior to reaching technological feasibility are expensed as incurred.

               The cost of software is amortized on a straight-line basis over the estimated useful life, which is generally from 3 years to 5 years.

               Business combinations are accounted for using the purchase method in accordance with SFAS No. 141, "Business Combinations". SFAS No. 141 establishes certain criteria for the recognition of intangible assets separately from goodwill. Under SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized, but instead is tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognized intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment until its life is determined to be no longer indefinite.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



     (j)  Impairment of Long-Lived Assets

               Advantest evaluates the impairment of long-lived assets in accordance with the provisions of SFAS No. 144. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles with definite useful lives be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     (k)  Accrued Warranty Expenses

               Advantest's products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs and support during warranty periods, estimated repair and support expenses over the warranty period are accrued based on the historical ratio of actual repair and support expenses to corresponding sales.

     (l)  Accrued Pension and Severance Cost

               The Company and certain of its domestic subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. Prior service cost that results from amendments to the plan is amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized net gain and loss is also amortized over the average remaining service period of the employees expected to receive benefits.

     (m)  Revenue Recognition

               In accordance with the guidance provided by the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition," Advantest recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

          Revenue from Sales of Products
          ------------------------------

               Revenue from sales of products which require installation work is recognized when the related installation work is completed. The revenue recognized upon completion of installation is limited to the amount that is payable based on customer acceptance. Revenue from sales of products and component which do not require installation work by Advantest is recognized upon shipment if the terms of the sale are free on board ("FOB") shipping point or upon delivery if the terms are FOB destination which coincide with the passage of title and risk of loss.

               For equipment sales involving software that is more than incidental to the product, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the related receivable is probable in accordance with American Institute of Certified Public Accountant ("AICPA") Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Revenue for the separate elements is only recognized when the functionality of the undelivered element is not essential to the delivered element.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements


          Revenue from Long-term Service contracts
          ----------------------------------------

               Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

          Operating lease
          ---------------

               Revenue from operating leases is primarily recognized on the straight-line basis over the lease term.

          Multiple deliverables
          ---------------------

               Multiple Deliverables are accounted for under the Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting.

               Advantest enters into certain revenue arrangements with multiple deliverables, which include combination of equipment, installation and warranty services. As those installation or warranty services are not interchangeable to be provided by Advantest or other parties and as fair values of those services are not determinable, these elements are not considered to qualify for separate accounting under EITF 00-21 and accordingly Advantest treats them as a single unit of accounting.

     (n)  Research and Development

               Research and development costs are expensed as incurred.

     (o)  Stock-Based Compensation

               Advantest measures its stock-based compensation cost based on the fair value method as defined in SFAS No. 123 (revised 2004) ("No. 123R") Share-Based Payment, and recognizes such cost as an expense in the statements of income. The fair value for stock options is calculated based on the Black-Scholes Option Pricing Model.

               Stock-based compensation expenses recognized were (Y)755 million in FY 2005 Interim, (Y)648 million in FY 2006 Interim, and (Y)1,884 million in FY 2005.

               The weighted average fair value per share for stock options that were granted in FY 2005 Interim, FY 2006 Interim and FY 2005 were
          (Y)1,465, (Y)1,232 and (Y)1,219, respectively. These figures were calculated based on the Black-Scholes Option Pricing Model by using the following weighted average estimates.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements


               On October 1, 2006, a one to two stock split was made to shares of the common stock in respect of shareholders recorded in the register as of September 30, 2006. The weighted average fair value per share before stock split that were granted in FY 2005 Interim, FY 2006 Interim and FY 2005 were (Y)2,930, (Y)2,464 and (Y)2,437, respectively.

                                   FY2005 interim   FY2006 interim     FY2005
                                   --------------   --------------   ---------
          Expected dividend yield       0.5%             0.5%            0.5%
          Risk free interest rate       0.7%             1.0%            0.4%
          Volatility                   51.1%            34.2%           51.0%
          Expected life              4 years        2.4 years       2.4 years

               Prior to FY2005 interim, the Company had used certain assumptions to determine the expected term of the Company's stock option plan. However, because of the changes in grantees' exercise behaviors for the year ended March 31, 2006, the previous assumptions no longer provide a reasonable expected term. Accordingly, the Company determined the expected term for stock options granted after April 1, 2005 by using the "simplified" method accepted by the SEC Staff Accounting Bulletin(SAB) No.107. Under this method, the expected term is assumed to be the mid-point between the vesting date and the end of the contractual term. The use of the simplified method is only permitted for stock options granted through December 31, 2007.

     (p)  Income Taxes

               Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Advantest records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

     (q)  Net Income per Share

               Basic net income per share is calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by dividing net income by the sum of the weighted average number of shares plus additional shares that would have been outstanding if potential dilutive shares had been issued for granted stock options.

               At September 30, 2005, September 30, 2006 and March 31, 2006, Advantest had outstanding stock options exercisable into 14,000, 1,581,980 and 3,980 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements





     (r)  Translation of Foreign Financial Statements

               Foreign currency financial statements have been translated in accordance with SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, assets and liabilities of non-Japanese subsidiaries, which have a functional currency other than the Japanese yen, are translated at the rate of exchange on the balance sheet date. Revenue and expense accounts are translated at the average rate of exchange in effect during the year. Resulting translation adjustments are included as a component of accumulated other comprehensive income (loss).

     (s)  Foreign Currency Transactions

               Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable current rate prevailing at that date. All revenue and expenses associated with foreign currencies are converted at the rate of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the accompanying consolidated statements of income.

     (t)  Use of Estimates

               Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include valuation allowances for trade receivables, inventories and deferred tax assets, various accruals such as accrued warranty expenses, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




(Note 3) Trade Receivables

          Trade receivables at September 30, 2005, September 30, 2006 and March 31, 2006 are as follows:

                                               Yen (Millions)
                                               --------------
                               September 30,   September 30,     March 31,
                                   2005            2006            2006
                               ------------------------------------------------
Notes                              4,713           2,857          4,905
Accounts                          56,489          66,534         66,779
                                  ------          ------         ------
                                  61,202          69,391         71,684
Less allowance for doubtful        2,164           2,055          2,117
accounts
                                  ------          ------         ------
                                  59,038          67,336         69,567
                                  ======          ======         ======

(Note 4) Inventories

          Inventories at September 30, 2005, September 30, 2006 and March 31, 2006 are composed of the following:

                                               Yen (Millions)
                                               --------------
                               September 30,   September 30,     March 31,
                                   2005            2006            2006
                               ------------------------------------------------

Finished goods                    12,188           6,001          6,974
Work in process                   15,980          15,698         15,944
Raw materials and supplies         6,303           5,341          6,993
                                  ------          ------         ------
                                  34,471          27,040         29,911
                                  ======          ======         ======

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




(Note 5) Property, Plant and Equipment

          Property, plant and equipment at September 30, 2005, September 30, 2006 and March 31, 2006 are composed of the following:

                                                       Yen (Millions)
                                                       --------------
                                       September 30,   September 30,  March 31,
                                            2005           2006        2006
                                       ----------------------------------------
Land                                       19,168         18,995      18,995
Buildings                                  49,806         49,181      49,175
Machinery and equipment                    29,726         30,150      30,350
Furniture and fixtures                     23,792         25,236      24,335
Construction in progress                      195            243          69
                                          -------        -------     -------
                                          122,687        123,805     122,924
Less accumulated depreciation              71,264         73,803      72,131
                                          -------        -------     -------
                                           51,423         50,002      50,793
                                          =======        =======     =======


(Note 6) Investment Securities

          Marketable securities consist of equity securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at September 30, 2005, September 30, 2006 and March 31, 2006 were as follows:

                                                       Yen (Millions)
                                                       --------------
                                       September 30,   September 30,  March 31,
                                            2005           2006        2006
                                       ----------------------------------------

Noncurrent:
  Available-for-sale:
    Equity securities
     Acquisition cost                     1,784           4,315       4,424
     Gross unrealized gains               2,560           3,885       4,559
     Gross unrealized losses                  -               5           8
     Fair value                           4,344           8,195       8,975

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements






          Gross realized gains and losses on available-for-sale equity securities for the six months periods ended September 30, 2005 and September 30, 2006, and for the year ended March 31, 2006 were as follows:

                                 Yen (Millions)                Yen (Millions)
                             ----------------------       ---------------------
                               September 30, 2005            September 30, 2006
                             ----------------------       ---------------------
                               Gross         Gross          Gross         Gross
                             realized      realized       realized      realized
                               gains        losses          gains        losses
                               -----        ------          -----        ------
Noncurrent:
  Available-for-sale:
    Equity securities           934            -              -             -



                                         Yen (Millions)
                                   ------------------------
                                         March 31, 2006
                                   ------------------------
                                     Gross           Gross
                                   realized        realized
                                     gains          losses
                                     -----          ------
Noncurrent:
  Available-for-sale:
    Equity securities                 1,040            -


          Gross realized gains and losses based on the averaged cost method are included in "other income (expense)" in the interim consolidated statements of income and the consolidated statements of income, and "other" in net cash provided by operating activities in the interim consolidated statements of cash flows and the consolidated statements of cash flows.

          Proceeds from the sale of available-for-sale equity securities for the six months periods ended September 30, 2005 and for the year ended March 31, 2006 were (Y)2,964 million and (Y)2,977 million, respectively. For the six months periods ended September 30, 2006, Advantest recognized impairment losses of (Y)109 million on available-for-sale equity securities, which were considered other-than-temporarily impaired and wrote them down to the fair value.

          Gross unrealized losses on available-for-sale equity securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2006, were as follows:

                                                    Yen (Millions)
                                                    --------------
                                      Less than 12 months    12 months or longer
                                      -------------------    -------------------
                                                 Gross                 Gross
                                       Fair    unrealized     Fair   unrealized
                                       value    losses        value    losses
                                       -----------------------------------------
Noncurrent:
  Available-for-sale:
    Equity securities                  48        5            --        --

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements





          Advantest maintains non-marketable investment securities, which are recorded at cost. The carrying amounts of non-marketable investment securities were (Y)3,343 million, (Y)3,228 million and (Y)3,298 million at September 30, 2005, September 30, 2006 and March 31, 2006, respectively. For the six months periods ended September 30, 2006, Advantest recognized impairment losses of (Y)70 million on non-marketable investment securities, which were considered other-than-temporarily impaired and wrote them down to the fair value. The remaining investment securities with an aggregate cost of (Y)3,128 million did not have indicators of impairment.

(Note 7) Derivative Financial Instruments

          Derivative financial instruments are utilized by Advantest primarily to reduce foreign currency exchange risk. Advantest does not hold or issue financial instruments for trading purposes. Advantest generally does not require or place collateral for these financial instruments.

          Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations.

          Advantest had foreign exchange forward contracts to exchange currencies among Japanese yen, U.S. dollars and Euro at September 30, 2005, September 30, 2006 and March 31, 2006. The notional amounts of these contracts were (Y)13,621 million, (Y)6,753 million and (Y)10,929 million at September 30, 2005, September 30, 2006 and March 31, 2006.

          The carrying amounts and estimated fair values of Advantest's foreign exchange forward contracts at September 30, 2005, September 30, 2006 and March 31, 2006 were as follows:

                                        Yen (Millions)        Yen (Millions)
                                      ------------------------------------------
                                      September 30, 2005     September 30, 2006
                                      ------------------------------------------
                                      Carrying    Fair       Carrying     Fair
                                      amount      value       amount     value
                                      ------      -----       ------     ------
Financial assets:
  Foreign exchange forward contracts      28        28           30       30

Financial liabilities:
  Foreign exchange forward contracts     118       118           27       27

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




                                                 Yen (Millions)
                                              --------------------
                                                 March 31, 2006
                                              --------------------
                                              Carrying       Fair
                                               amount        value
                                              --------       -----
Financial assets:
 Foreign exchange forward contracts              57            57

Financial liabilities:
 Foreign Exchange forward contracts              15            15

          These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133. Changes in fair value are recognized in earnings under the caption of other income (expense).

(Note 8) Leases - Lessor

          Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases.

          Future minimum lease income under noncancelable operating leases as of September 30, 2005, September 30, 2006 and March 31, 2006 are as follows:


                                                    Yen (Millions)
                                                    --------------
                                 September 30,      September 30,   March 31,
                                    2005                2006          2006
                                 ----------------------------------------------
    Within one year                 1,912              1,879          1,526
    After one year                  1,189                606            741
                                    -----              -----          -----
    Total minimum lease income      3,101              2,485          2,267
                                    =====              =====          =====

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




(Note 9) Leases - Lessee

          Advantest has several noncancelable operating leases, primarily for office space and office equipment.

          Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of September 30, 2005, September 30, 2006 and March 31, 2006 are as follows:

                                             Yen (Millions)
                                             --------------
                         September 30, 2005  September 30, 2006  March 31, 2006
                         ------------------  ------------------  ---------------
    Within one year                 308            455                296
    After one year                  619            409                416
                                    ---            ---                ---
    Total minimum lease payments    927            864                712
                                    ===            ===                ===

(Note 10) Assets Pledged as Collateral and Secured Liabilities

          As of September 30, 2005, property, plant and equipment with a carrying amount of (Y)388 million was pledged as collateral for certain debt obligations in the amount of (Y)17 million.

(Note 11) Other Comprehensive Income (Loss)

          The accumulated balances for each classification of other comprehensive income (loss) at September 30, 2005, September 30, 2006 and March 31, 2006 are as follows:

                                                        Yen (Millions)
                                                        --------------
                                               September   September    March
                                               30, 2005     30, 2006  31, 2006
                                               ---------  ----------  ---------

Foreign currency translation adjustments         (4,393)      (565)    (1,378)
Net unrealized gains and losses on securities     1,528      2,322      2,722
                                                 -------     -----     -------
Other comprehensive income (loss)                (2,865)     1,757      1,344
                                                 =======     =====     =======

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




(Note 12) Accrued Pension and Severance Cost

          The components of net periodic benefit cost recognized for the six months periods ended September 30, 2005 and September 30, 2006, and for the year ended March 31, 2006 were as follows:

                                                          Yen
                                                       (Millions)
                                                       ----------
                                               FY2005     FY2006     FY2005
                                              interim     interim
                                              --------  ----------  ------------
Components of net periodic benefit cost:
   Service cost                                 830        721        1,843
   Interest cost                                283        301          565
   Expected return on plan assets              (239)      (323)        (478)
   Amortization of unrecognized:
      Net actuarial (gain) or loss              124         37          249
      Prior service cost                       (114)      (114)        (229)
                                               -----      -----       ------
              Net periodic benefit cost         884        622        1,950
                                               =====      =====       ======

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements





(Note 13) Operating Segment and Geographic Information


          (Operating Segment Information)

               The Company and subsidiaries (collectively "Advantest") manufacture and sell semiconductor and component test system product group and mechatronics-related product group such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products. In accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", Advantest has three operating and reportable segments, which are the design, manufacturing, and sale of semiconductor and component test system, mechatronics system and services, support and others. These operating segments are determined based on the nature of the products and the markets.

               Operating segment information during FY2005 interim, FY2006 interim and FY2005 are as follows:


                                                                Yen (Millions)
                                  ---------------------------------------------------------------------------
                                   Semiconductor
                                   and Component   Mechatronics    Services,     Elimination      Total
                                    Test System       System      Support and   and corporate
                                     Business        Business       Others
                                  ---------------------------------------------------------------------------
     FY2005 Interim:

       Net sales to
       unaffiliated customers              78,244         20,320         8,535            --      107,099

       Inter-segment                        2,588            161            --        (2,749)          --
                                  --------------------------------------------- -----------------------------

     Sales                                 80,832         20,481         8,535        (2,749)     107,099

     Operating income                      21,003          4,591         1,950        (4,129)      23,415



                                                                Yen (Millions)
                                  ---------------------------------------------------------------------------
                                   Semiconductor
                                   and Component  Mechatronics    Services,     Elimination      Total
                                    Test System       System      Support and   and corporate
                                     Business        Business       Others
                                  --------------------------------------------- -----------------------------
     FY2006 Interim:

     Net sales to
     unaffiliated customers                84,305         26,527         9,660           --          120,492

     Inter-segment                          1,669            128            --        (1,797)          --
                                  --------------------------------------------- -----------------------------

     Sales                                 85,974         26,655         9,660        (1,797)        120,492

     Operating income                      26,536          7,554         1,411        (2,654)         32,847



                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




                                                                Yen (Millions)
                                  ---------------------------------------------------------------------------
                                   Semiconductor
                                   and Component   Mechatronics    Services,     Elimination      Total
                                    Test System       System      Support and   and corporate
                                     Business        Business       Others
                                  --------------------------------------------- -----------------------------
     FY2005:
       Net sales to
       unaffiliated customers             187,136         47,724       19,062              --        253,922

       Inter-segment                        4,279            536           --         (4,815)             --
                                  --------------------------------------------- -----------------------------

     Sales                                191,415         48,260       19,062         (4,815)        253,922

     Operating income                      57,517         11,966         3,853        (6,994)         66,342



               Adjustments to operating income in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

               The operating income in the business segment information for FY2005 interim, FY2006 interim and FY2005 do not match the consolidated statements of income as the business segment information does not include the stock option cost of (Y)755 million, (Y)648 million and (Y)1,884 million. Profit and loss from these are not included in management's analysis of results.

          (Geographic Segment Information / Based on Location of Customers)

               Net sales to unaffiliated customers in FY2005 interim, FY2006 interim and FY2005 are as follows:

                                            Yen (Millions)
                                            --------------
                          FY2005 interim    FY2006 interim       FY2005
                          --------------    --------------       ------

Japan                          34,607           48,206           81,140
Americas                       11,452            6,136           25,516
Europe                          7,117            4,876           14,558
Asia                           53,923           61,274          132,708
                              -------          -------          -------
     Total                    107,099          120,492          253,922
                              =======          =======          =======

(Note) 1. Net sales from unaffiliated customers are based on the customer's location.

      2. Each of the segments include primarily the following countries or regions:

          (1) Americas            U.S., Canada, etc.
          (2) Europe              Ireland, Italy, Portugal, etc.
          (3) Asia                Taiwan, South Korea, China, etc.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




Supplemental Segment Information


     (Geographic Segment Information / Based on Location of Advantest and its Affiliates)

          The following table sets forth the net sales and operating income
     (loss) in FY2005 interim, FY2006 interim and FY2005, classified by location of office from which product was shipped. This information is provided as supplemental information in addition to the requirements of SFAS No. 131 in consideration of the disclosure requirements under the Securities Exchange Law of Japan.


                                                                                                (In millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                  FY2005 interim
                                                              April 1, 2005 through
                                                                September 30, 2005
---------------------------------------------------------------------------------------------------------------------
                                  Japan     Americas     Europe         Asia      Total    Elimination
                                                                                               and       Consolidated
                                                                                            corporate
---------------------------------------------------------------------------------------------------------------------
  Net sales
  (1)Sales to unaffiliated        54,121      28,257       6,982       17,739     107,099         --       107,099
     customers
  (2)Inter-segment                53,079       1,558         665        3,552      58,854    (58,854)           --
---------------------------------------------------------------------------------------------------------------------
            Total                107,200      29,815       7,647       21,291     165,953    (58,854)      107,099
---------------------------------------------------------------------------------------------------------------------
  Operating expenses              79,295      28,071       7,007       19,402     133,775    (49,336)       84,439
---------------------------------------------------------------------------------------------------------------------
  Operating income (loss)         27,905       1,744         640        1,889      32,178     (9,518)       22,660
---------------------------------------------------------------------------------------------------------------------

                                                                                                (In millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                  FY2006 interim
                                                              April 1, 2006 through
                                                                September 30, 2006
---------------------------------------------------------------------------------------------------------------------
                                  Japan     Americas     Europe         Asia      Total    Elimination
                                                                                               and       Consolidated
                                                                                            corporate
---------------------------------------------------------------------------------------------------------------------
  Net sales
  (1)Sales to unaffiliated        69,791      12,483       6,547       31,671     120,492          --      120,492
     customers
  (2)Inter-segment                36,606       2,395         641        3,466      43,108    (43,108)           --
---------------------------------------------------------------------------------------------------------------------
            Total                106,397      14,878       7,188       35,137     163,600    (43,108)      120,492
---------------------------------------------------------------------------------------------------------------------
  Operating expenses              79,960      12,946       6,419       29,559     128,884    (40,591)       88,293
---------------------------------------------------------------------------------------------------------------------
  Operating income (loss)         26,437       1,932         769        5,578      34,716     (2,517)       32,199
---------------------------------------------------------------------------------------------------------------------

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




                                                                                                (In millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                      FY2005
                                                              April 1, 2005 through
                                                                  March 31, 2006
---------------------------------------------------------------------------------------------------------------------

                                  Japan     Americas     Europe         Asia      Total    Elimination
                                                                                               and       Consolidated
                                                                                            corporate
---------------------------------------------------------------------------------------------------------------------

  Net sales
  (1)Sales to unaffiliated       119,996      53,834      18,505       61,587     253,922          --      253,922
     customers
  (2)Inter-segment               111,958       3,605       1,312        7,000     123,875   (123,875)           --
---------------------------------------------------------------------------------------------------------------------
            Total                231,954      57,439      19,817       68,587     377,797   (123,875)      253,922
---------------------------------------------------------------------------------------------------------------------
  Operating expenses             169,426      54,399      17,810       62,691     304,326   (114,862)      189,464
---------------------------------------------------------------------------------------------------------------------
  Operating income (loss)         62,528       3,040       2,007        5,896      73,471     (9,013)       64,458
---------------------------------------------------------------------------------------------------------------------


(Notes)   1.   Geographical segments are organized by physical proximity
               of countries or regions.
          2.   Each of the geographical segments includes primarily the
               following countries or regions:
              (1) Americas     U.S., etc.
              (2) Europe       Germany, France, etc.
              (3) Asia         South Korea, Taiwan, Singapore, etc.
          3.   Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by geographic area. In addition, stock option compensation expense of (Y)755 million,
               (Y)648 million and (Y)1,884 million in FY 2005 interim, FY 2006 interim and FY2005, respectively are included in Corporate operating expenses.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements





(Note 14) Per Share Data

          As resolved at the Board of Directors' Meeting held on July 26, 2006, a one to two stock split was made on October 1, 2006, to shares of the common stock in respect of shareholders listed in the register as of September 30, 2006.

          Basic and diluted net income per share was calculated based on the number of issued and outstanding shares after such stock split for all fiscal periods presented.

          The following table sets forth the computation of basic and diluted net income per share for the six months periods ended September 30, 2005 and September 30, 2006, and for the year ended March 31, 2006:


                                                                                    Yen (Millions)
                                                                               except for per share data
                                                                               -------------------------
                                                           FY2005 interim         FY2006 interim            FY2005
                                                       ---------------------   -------------------   ------------------
Numerator:

    Net income                                                     14,614                22,204               41,374
                                                       ---------------------   -------------------   ------------------

Denominator:
    Basic weighted average shares of common
      stock outstanding                                       184,916,458           186,911,714          185,389,026
    Dilutive effect of exercise of
      stock options                                               641,512             1,215,246              994,054
                                                       ---------------------   -------------------   ------------------

    Diluted weighted average shares of common
      stock outstanding                                       185,557,970           188,126,960          186,383,080
                                                       ---------------------   -------------------   ------------------

Basic net income per share                                          79.03                118.79               223.17
Diluted net income per share                                        78.75                118.03               221.98
                                                       ---------------------   -------------------   ------------------



 (Note 15) Commitments and Contingent Liabilities

          Advantest provides guarantees to third parties mainly for customers lease obligations. Advantest would be required to satisfy customers lease obligations in the event of default. The maximum amount of undiscounted payments is (Y)140 million at September 30, 2006. The guarantees are collateralized by the leased equipment. At September 30, 2006, Advantest has not accrued any obligation with respect to such guarantees as it estimates the fair value of its obligations to be insignificant.

          Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest's consolidated financial position, results of operations, or cash flows.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




  (Note 16) Significant event after the balance sheet date

          Pursuant to resolution by the Board of Directors dated July 26, 2006, Advantest has made, on October 1, 2006, a one to two stock split per share of the common stock applicable to shareholders recorded in the register as of September 30, 2006.
          Share numbers and per share information contained in the Interim Consolidated Financial Statements (net assets per share, basic net income per share and diluted net income per share for all fiscal periods presented) reflect such stock split.




2. Other information

          Not applicable.